Exhibit 1

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF FEBRUARY 18, 2025

The information included in this Exhibit 1 supplements the information about the Federative Republic of Brazil (the “Republic” or “Brazil”) contained in Brazil’s annual report for the year ended December 31, 2023 on Form 18-K, filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2024. To the extent the information in this Exhibit 1 is inconsistent with the information contained in such annual report, the information in this Exhibit 1 replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On February 10, 2025, the United States announced plans to impose a 25% tariff on imports of iron, steel and aluminum, and to cancel tariff exemptions for the principal suppliers of these products, which include Brazil. The Brazilian Ministry of Finance stated that, if implemented, the tariffs on iron, steel and aluminum should have a limited impact on Brazilian exports. Brazilian exports of iron, steel and aluminum products to the U.S. were equivalent to 1.9% of the total exported value by Brazil in 2024, but amounted to around 40.8% of the total value of iron, steel and aluminum products exported. Therefore, 25% import tariffs by the United States on these products would have a material impact on the metallurgy industry, but should have a limited overall impact on Brazil’s total exports and GDP. The Minister of Finance, Fernando Haddad, has stated that the Ministry’s economic team will continue to evaluate all U.S. trade measures as they are announced, while taking stock of the trade relations between the two countries to ensure that reciprocity is observed.

During his first term, President Trump had similarly applied import tariffs on steel and aluminum, but granted exemption quotas for trade partners, including Brazil. On February 12, 2025, Brazil’s Vice-President and Minister of Development, Industry, Trade and Services, Geraldo Alckmin, stated that he hoped to negotiate exemption quotas for steel and aluminum sent to the U.S., which would allow Brazil to export a certain amount of these products without paying the full tariff.

On February 14, 2025, during a radio interview, President Lula stated that Brazil planned to apply the reciprocity principle in the case of an increase in tariffs, either by increasing import tariffs for products from the U.S. or by reporting this to the World Trade Organization.

President Trump claimed that the 25% tariff on iron, steel and aluminum would be reciprocal because Brazil currently applies an 18% tariff on U.S. ethanol imports. However, the Minister of Mines and Energy, Alexandre Silveira, disputed President Trump’s characterization, highlighting that the U.S. has an 81.16% tariff on Brazilian sugar, which would need to be taken into account.

2024 Municipal Elections

On October 6, 2024, municipalities held elections for mayors and city council members. A second round of voting took place on October 27, 2024 in 51 municipalities with constituencies of more than 200,000 voters in which none of the mayoral candidates obtained more than half of the valid votes (excluding blank and invalid votes) in the first round. The elected mayors and city council members were sworn into office on January 1, 2025.

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor Luiz Inácio Lula da Silva. About three hours after the invasion had begun, the police were able to gain control of the riot.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 antidemocratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese). As of February 4, 2025, 374 people had been tried and sentenced with up to 17 years of imprisonment in the cases involving the most serious crimes.

On November 19, 2024, the Federal Police conducted the Counter-Coup Operation (Operação Contragolpe), aimed at dismantling the criminal organization responsible for planning a coup d’ état to prevent the elected government from taking office following the 2022 Election. The Federal Police indicted 37 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his time in office.

Cabinet Changes

On January 7, 2025, the Federal Government announced that Sidônio Palmeira would be the new minister of the Secretaria de Comunicação Social da Presidência da República or SECOM/PR, replacing Paulo Pimenta. Mr. Palmeira took office on January 14, 2025.

On February 1, 2025, Senator Davi Alcolumbre (União political party—State of Amapá) was elected as the new president of the Federal Senate. Mr. Alcolumbre was elected in the first Senate vote, with 73 votes, for a term that runs until February 2027. He succeeds Senator Rodrigo Pacheco (Partido Social Democratico political party- State of Minas Gerais), who led the Federal Senate for the last four years.

On February 1, 2025, Congressman Hugo Motta (Republicanos political party—State of Paraíba) was elected as the new president of the Lower House for the 2025-2026 session. Mr. Motta was elected in the first Lower House vote with 444 votes. He succeeds Congressman Arthur Lira (Partido Progressistas political party- State of Alagoas), who had led the Lower House since 2021.

Legislative Reforms

Tax Reform

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, the first complementary law regulating aspects of the tax reform, to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to transactions by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. The Senate then approved the bill on December 12, 2024, with some changes. In light of the Senate modifications, the bill had to return to the Lower House, where it was approved on December 17, 2024. On January 16, 2025, the bill was enacted by President Lula, as Complementary Law 214/2025.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024, the second complementary law regulating aspects of the tax reform, to the National Congress for consideration. The bill creates the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and regulates the administrative proceedings within the CG-IBS, as well as the collection and distribution of the tax on goods and services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system. On October 20, 2024, the bill was approved by the Lower House and remitted to the Senate for consideration. The objective of the Federal Government is to obtain Senate approval in 2025, so that the test period would begin in 2026.

Other Legislation

On September 11, 2024, the Lower House approved Bill No. 528/2020 known as “fuels of the future,” which aims to decarbonize Brazil’s energy matrix, creates national programs for green diesel, sustainable aviation fuel and biomethane, and increases the percentage of ethanol and biodiesel in gasoline and diesel fuels, respectively. On October 8, 2024, President Lula enacted the bill as Law 14,993/2024.

On June 19, 2024, the Constitution and Justice Committee in the Senate approved Bill No. 2,234/2022, which authorizes the operation of casinos and legalizes gambling in Brazil. The bill now awaits consideration by the full Senate. There was an expectation that the bill would be voted on December 4, 2024, but it was postponed to 2025.

Law 15,042 of December 11, 2024, institutes the Brazilian Greenhouse Gas Emissions Trading System (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa or SBCE, for its acronym in Portuguese). The law begins a process that will culminate in the implementation of greenhouse gas emission quotas for most industries and the creation of a fungible, tradable asset representing the right to emit 1tCO2e (one ton of carbon dioxide equivalent) that can be traded in a voluntary carbon market. As contemplated in the new law: in the first phase of the process, which will last a year, a monitoring agency will be created and the sectors to be regulated will be defined; in the second phase, which will also last a year, a monitoring system will be operationalized and companies must report their emissions in a standardized fashion; in the third phase, which will last three years, companies will be required to submit emission reports and monitoring plans; in phase four, the first cycle of greenhouse gas emission quota allocations will occur; and in the fifth phase, a full carbon quotas market will be implemented, the first auction of greenhouse gas quotas will take place, and a secondary market of greenhouse gas quotas will be permitted.

Public Health

COVID-19

In December 2024, the Oswaldo Cruz Foundation (Fundação Oswaldo Cruz or Fiocruz, for its acronym in Portuguese) warned of an upward trend in cases of Severe Acute Respiratory Syndrome (“SARS”) associated with COVID-19 in some states. More recently, on February 6, 2025, Fiocruz reinforced its prior warning of increased cases of SARS associated with COVID-19, especially in five states located in the North region of Brazil: Amapá, Amazonas, Pará, Rondônia and Tocantins. By contrast, it noted a decline in SARS cases in the states located in the Northeast region of Brazil.

Dengue

Since 2023, the Federal Government has intensified its actions to combat dengue, including by restocking insecticides and larvicides of local governments, investing R$30 million in the release of Aedes mosquitoes with Wolbachia bacteria in an attempt to reduce the spread of dengue in six new municipalities, and making a financial contribution of R$256 million to health structures in states and municipalities. In 2024, the Federal Government oversaw the installation of the Arbovirus Health Emergency Operations Center to monitor the dengue situation in Brazil and the distribution of the dengue vaccine, and it also provided financial support for states and municipalities under a health emergency due to disease or other health crises, allocating R$79 million in federal funds for these purposes. The Federal Government allocated an additional R$300 million to rebuild the Basic Component of Pharmaceutical Assistance to purchase medicines for dengue symptoms.

In February 2024 the Unified Health System (Sistema Único de Saúde or SUS, for its acronym in Portuguese) began a vaccination campaign against dengue in selected municipalities where the disease was considered endemic. Since then, the vaccination campaign has become available in more regions, but the immunization rate has been slow.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is a member of several organizations including the Group of Twenty (the “G-20”), Mercosur and the BRICS. Brazil held the presidency of the G20 from December 2023 to November 2024, and it hosted the G-20 Summit on November 18 and 19, 2024, in Rio de Janeiro. The final declaration of the G-20 Leaders’ Summit reaffirms the member countries’ commitment to the main guidelines of the Paris Agreement, while also emphasizing the need for enhanced international collaboration and support to increase public and private climate finance and investment. During the Summit, the Global Alliance against Hunger and Poverty was launched, at the initiative of the Federal Government.

On January 1, 2025, Brazil assumed the presidency of the BRICS. Brazil will host the BRICS Summit in Rio de Janeiro in July 2025.

On February 13, 2025, U.S. President Trump threatened to levy 100% tariffs on BRICS countries if they attempted to use their own currencies for trade rather than the U.S. dollar. Nevertheless, also on February 13, 2025, Brazil published a Conceptual Note (Nota Conceitual) laying out priorities for Brazil’s presidency of the bloc. In the Conceptual Note, Brazil announced that it will continue efforts to develop an instrument that allows member countries to use their own currencies to trade with one another.

Employment and Labor

Employment Levels

In 2024, formal employment increased by 16.5% from 2023, with the net creation of 1,693,673 jobs in 2024. In December 2024, there was a net reduction in employment of 1.12%, an equivalent of 535,547 jobs.

During the fourth quarter of 2024, the unemployment rate in Brazil was 6.2%, a decrease of 0.2 percentage point compared to the third quarter of 2024, and a decrease of 1.2 percentage points compared to the fourth quarter of 2023.

Wages

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill to the National Congress forecasting a 6.37% minimum monthly wage adjustment from R$1,412 to R$1,502. The minimum wage forecast was later revised to R$1,509 when the Federal Government sent the 2025 Annual Budget Bill to the National Congress on August 30, 2024, an increase of 6.87% in relation to the minimum wage in force in 2024. Finally, on December 30, 2024, President Lula signed a decree establishing the minimum wage at R$1,518, a 7.5% increase from the 2024 minimum wage.

Social Security

In 2024, the total monthly benefits paid by the Brazilian Social Security System increased in real terms by 0.1% compared to the prior year. The benefits paid by the Brazilian Social Security System in the month of December 2024 decreased in real terms by 27.7% when compared to December 2023.

Environment

On February 22, 2022, the Lower House approved the Constitutional Amendment Proposal (Proposta de Emenda Constitucional or PEC, for its acronym in Portuguese) No. 39/2011 which aims to transfer ownership of marine land from the Federal Government to its occupants. The transfer would be free of charge if the land is occupied by states and municipalities and subject to payment if occupied by private businesses or individuals. On May 27, 2024, the Constitution and Justice Committee in the Senate resumed discussion of the PEC.

After 11 years in the Lower House, the proposal was sent to the Senate, where it was renumbered as PEC No. 3/2022. On December 4, 2024, after a request for review, the Constitution and Justice Committee in the Senate postponed the vote on the PEC, with no defined date for resumption of discussions.

The prolonged consideration of PEC No. 3/2022 (formerly PEC No. 39/2011) stems from legal complexities, economic concerns, political disputes, and legislative delays. The PEC, which seeks to transfer federal marine land ownership, meaning federal ownership of lands adjoining beaches and rivers, and other lands subject to tidal influence, raises constitutional issues, potential risks of privatization and real estate speculation, and opposition from lawmakers wary of reducing federal control. Shifting political priorities and bureaucratic hurdles also contributed to its 11-year delay in the Lower House.

On May 30, 2023, the Lower House approved Bill No. 490/2007, which was subsequently enacted as Law No. 14,701/2023. This Law limits the recognition of indigenous lands to territories proven to be occupied by indigenous populations as of 1988, a concept known as “marco temporal”, or time frame. On September 21, 2023, the STF ruled that this bill was unconstitutional. However, on September 27, 2023, the bill was approved by the Senate and sent to the President for approval. On October 23, 2023, President Lula vetoed the bill almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the Federal, state and municipal governments, the National Congress, civil society and indigenous populations. These developments underscore the ongoing legal and societal debates surrounding the “marco temporal” and the demarcation of indigenous lands in Brazil.

On January 9, 2024, the Federal Government announced that it planned to establish a permanent presence in the Yanomami territory, in the state of Roraima, to combat illegal mining and guarantee protection to the region’s indigenous people. After the emergency measures adopted in 2023, which included providing food, medical aid and healthcare assistance together with Ibama, Brazil’s environmental authority regulator, operations to destroy illegal mining areas, seize equipment and block the flow of illegal mining supplies, the new phase has a budget of R$1.2 billion in actions oriented to strengthen public health, surveillance and territorial control. The measures adopted by the Federal Government in the Yanomami indigenous territory resulted in a 73% decrease in illegal mining alerts and a 40% increase in costs for illegal mining activities during the four-month period ended April 30, 2024, as compared to the same period in 2023.

On January 30, 2025, the Federal Government further expanded its presence in the Yanomami indigenous territory with the inauguration of the Special Border Detachment (Destacamento Especial de Fronteira or DEF) of Waikás. This new facility enhances the Federal Government’s capabilities against illegal gold mining and strengthens the protection and security of the indigenous communities in the region.

In August 2024, extensive wildfires in Brazil’s Amazon and Pantanal regions led to significant smoke dispersion, adversely affecting air quality across 10 Brazilian states. The United Nations Children’s Fund (UNICEF) issued a health warning on August 12, 2024, advising the public to take necessary precautions in response to the deteriorating air quality. By September 15, 2024, authorities had registered 820 fires across the Amazon, the Cerrado and the Pantanal regions of which 71% were extinguished or controlled. In addition, 58% of the national territory was affected by droughts in 2024. As of September 6, 2024, the Federal Government had sent 1,468 firefighters to the Amazon, and 907 firefighters to the Pantanal region, along with four helicopters, eight planes and 44 boats. The Federal Government also commissioned five additional helicopters to fight fires in the Pantanal region.

On September 19, 2024, the National Operator of the Electrical System (“ONS”) recommended the re-adoption of daylight saving time in Brazil as a result of historically low national rainfall which caused a drought affecting hydroelectric power generation. The drought led to increased reliance on more expensive thermoelectric plants and energy imports, raising power costs. As of October 16, 2024, the Federal Government had decided not to reintroduce daylight saving time for the upcoming summer. Energy and Mining Minister Alexandre Silveira stated that the country does not anticipate any risks to its power sector that would require such a measure. The Minister also mentioned that officials will reassess the possibility of returning to daylight saving time after the Southern Hemisphere summer.

Regarding oil exploration in the Amazon region, on February 12, 2025, President Lula argued that Ibama, Brazil’s environmental authority regulator, should authorize exploratory drilling by Petrobrás in the Amazon River off the coast of the state of Amapá. The region is considered to have a high potential for oil reservoirs, but there are concerns about the environmental risks and potential impacts of drilling.

Ecological Transformation Plan

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to drive structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of a regulated carbon market through the SBCE law passed in December 2024, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability.

In August 2024, the Federal Government introduced the Pact for Ecological Transformation, which aligns with the Ecological Transformation Plan. This initiative represents a commitment among the Executive, Legislative and Judicial branches to act harmoniously and in integrated fashion to promote ecological transformation through legislative, administrative, and judicial measures.

On November 27, 2024, Brazil announced its updated climate plan, committing to reduce greenhouse gas emissions by between 59% and 67% by 2035, as compared to 2005 levels. The strategy includes the implementation of the Pact for Ecological Transformation and the presentation of 16 sectoral adaptation plans and seven mitigation plans throughout 2025.

Sustainable Taxonomy

In December 2023, during COP28 in Dubai, Brazil’s Ministry of Finance unveiled the Action Plan for the Brazilian Sustainable Taxonomy. This plan introduces a classification system designed to identify economic and financial activities that are environmentally and socially sustainable. It aims to direct both public and private investments toward green and inclusive projects, promote sustainable technological advancements, and ensure transparent reporting on sustainable financial flows. The taxonomy encompasses 11 climate, environmental, and social objectives, covering sectors such as agriculture, extractive industries, manufacturing, energy, water and sanitation, construction, transportation, and select social services. Notably, it emphasizes Brazil’s unique environmental and social challenges while aligning with international standards to facilitate global interoperability.

COP30

The 30th United Nations Climate Change Conference (“COP30”) will be held in Belém, Brazil, from November 10 to 21, 2025, marking the first time the event will take place in the Amazon region. The Brazilian Federal Government is investing approximately R$4.7 billion in infrastructure projects to prepare the city for the arrival of around 60,000 participants, including world leaders, diplomats, investors, and activists. The conference is expected to play a pivotal role in shaping the future of global climate policy, occurring exactly a decade after the Paris Agreement. It will serve as a platform for reviewing global progress on emissions reductions, setting new climate targets, and reinforcing commitments to sustainable development, particularly in the Amazon region.

Rio Grande do Sul Floods

Torrential rains caused widespread flooding in the state of Rio Grande do Sul, from the end of April 2024 to the end of May 2024. At its peak, the flooding displaced around 626,000 people from their homes, affecting 471 municipalities and taking the lives of 169 people. To address the impacts caused by this extreme climatic event, the Federal Government organized a task force and put in place several measures to aid the state. As of September 10, 2024, a total of R$98.7 billion had been allocated for emergency measures, and the Federal Government granted a three-year deferral for the state of Rio Grande do Sul of its debt service, providing financial relief of R$11 billion in principal and R$12 billion in interest. As of 2021, Rio Grande do Sul had the fourth highest state GDP in the country, representing around 6.5% of total national GDP. The Federal Government estimates that the floods may have a negative impact of 0.25 percentage points on GDP in 2024, but any such impact is expected to be neutralized by the positive impact of government support measures, estimated between 0.2 and 0.3 percentage points.

In response to these climate challenges, the Rio Grande do Sul government, led by Governor Eduardo Leite, launched the Just Energy Transition Plan, aiming to reduce the state energy sector’s traditional dependence on coal through renewable energy sources. Initiatives include the development of green hydrogen plants and the state’s first offshore wind farm.

The Inter-American Development Bank, together with the Economic Commission for Latin America and the Caribbean and the World Bank, published a report in November 2024 titled “Avaliação dos efeitos e impactos das inundações Rio Grande do Sul” (Evaluation of the Effects and Impacts of the Rio Grande do Sul Floods). The report estimates the effects of floods in the municipalities of Rio Grande do Sul in 2024 at R$88.9 billion and a negative impact on Rio Grande do Sul’s GDP of an estimated 1.3% in 2024. The report highlights the importance of Federal Government support measures, which reduced the impact to around 1.1% of state GDP.

THE BRAZILIAN ECONOMY

Economy in 2024

According to the 2025 Budget Bill, the new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) is expected to receive R$60.92 billion from the Federal Government in 2024.

Nova Indústria Brasil – Plano Indústria

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, with the aim of boosting national industry through 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy. The program has six goals, or missions, related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense. Most of the resources come from financing provided by the National Bank for Economic and Social Development (BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Embrapii, for its acronym in Portuguese).

On February 12, 2025, during an event celebrating one year of the Nova Indústria Brasil program, the Federal Government announced that the sixth program mission would focus on strategic technologies for national sovereignty and defense.

Gross Domestic Product

As of February 28, 2025, the Federal Government forecasted 3.5% GDP growth for 2024 and 2.3% GDP growth for 2025. As of February 28, 2025, the Federal Government projected inflation (measured by the IPCA) of 4.8% in 2025. There is no assurance that such forecasts will prevail, and it is likely that outcomes will vary from the forecast.

In the third quarter of 2024, GDP increased by 4.0% compared to the third quarter of 2023. The services and industry sectors grew during the third quarter of 2024 by 4.1% and 3.6%, respectively, while the agricultural sector decreased by 0.8%. Within the services sector, information and communication and other service activities exhibited the most growth, increasing by 7.8% and 6.4%, respectively. Within the industry sector, construction grew by 5.7%, mainly due to the rise in employment and the production of construction inputs. Manufacturing also increased by 4.2%, mainly due to the manufacture of motor vehicles, other transportation equipment, furniture and chemical products. In the agricultural sector, some crops whose harvests are usually significant in the third quarter showed a decline in estimated annual production and a loss of productivity, including sugarcane (-1.2%), corn (-11.9%) and oranges (-14.9%). These declines outweighed the performance of crops such as cotton (14.5%), wheat (5.3%) and coffee (0.3%), which also have significant harvests during this period.

In the third quarter of 2024, GDP increased by 0.9% compared to the second quarter of 2024, as seasonally adjusted. From a production perspective, the services sector (0.9%) and industry sector (0.6%) grew, while the agricultural sector (-0.9%) contracted. In the services sector, there were increases in information and communication (2.1%), other service activities (1.7%), financial, insurance and related services (1.5%), real estate activities (1.0%), trade (0.8%), transportation, storage and mail (0.6%) and administration, defense, public health and education and social security (0.5%). In industry, there was a 1.3% increase in manufacturing. On the other hand, the following contracted: construction (-1.7%), electricity and gas, water, sewage, waste management activities (-1.4%) and mining and quarrying (-0.3%).

Principal Sectors of the Economy

Public Utilities

Due to the forecast of below-average rainfall, combined with temperatures above the historical average, which increased the number of thermoelectric plants in operation, on August 30, 2024, the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) activated the red flag tariff for the month of September 2024. Prior to this decision, the green flag tariff had been in place since April 2022, in light of favorable energy generation conditions, meaning that no additional charges were imposed on electricity bills, interrupted only by activation of the yellow flag tariff in July 2024, followed by a return to the green flag tariff in August 2024.

The red flag tariff remained in place throughout September and October 2024, returning to a yellow flag tariff for November 2024. In December 2024, ANEEL activated the green flag tariff due to the persistent favorable conditions for energy generation across the country with the start of the rainy season, which persisted in January and February 2025.

For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy” in Exhibit D to the 2023 Annual Report.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On November 6, 2024, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) increased the Selic interest rate from 10.75% to 11.25% per annum. On December 11, 2024, the COPOM increased the Selic interest rate to 12.25% per annum. On January 29, 2025, the COPOM increased the Selic interest rate to 13.25% per annum.

Inflation

In January 2025, domestic inflation (measured by the IPCA index, for its acronym in Portuguese) decreased to 0.16%, the lowest monthly rate for the month of January since 1994, and 0.36 percentage points below the inflation rate for December 2024 (0.52%). With respect to the 12-month period ending January 2025, the inflation index fell to 4.56%, compared to 4.83% for the 12-month period ending December 2024.

COPOM publishes a few inflation projections based on different hypothetical scenarios in its Inflation Report. In the December 2024 Inflation Report, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate based on purchasing power parity (PPP), inflation projections stood at 4.50% for 2025 and 3.60% for 2026. In this scenario, inflation projections for administered prices are 4.5% for 2025 and 4.1% for 2026.

Central Bank Board

On August 28, 2024, Gabriel Galípolo was nominated by President Lula to be president of the Central Bank, replacing Roberto Campos Neto, whose mandate ended on December 31, 2024. On October 8, 2024, the Senate confirmed Gabriel Galípolo’s nomination, and on December 30, 2024, President Lula formally appointed him as the new president of Brazil’s Central Bank for the 2025-2028 term. Besides Galípolo, three new Central Bank directors were also confirmed: Nilton José Schneider (Monetary Policy Board), Izabela Moreira Correa (Relationship, Citizenship, and Conduct Supervision Board) and Gilneu Astolfi Vivan (Regulation Board).

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.7283 to US$1.00 (sell side) on February 14, 2025.

The Brazilian Real-U.S. Dollar exchange rate rose from an average rate of R$4.95/US$1.00 in the fourth quarter of 2023 to an average of R$5.84/US$1.00 in the fourth quarter of 2024, reflecting an 18% variation. In December 2023, the average exchange rate was R$4.90/US$1.00, and in December 2024, the average exchange rate was R$6.10/US$1.00, which corresponds to a depreciation of the Real of 19.7% in real terms.

Financial Institutions

BNDES

On December 31, 2024, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 7.97% per annum for the first quarter of 2025.

For February 2025, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.45% per annum.

Banking Supervision

Loan Loss Reserves

As of December 2024, the level of loan transactions in arrears for over 90 days in the Brazilian financial system stood at 2.95%, a decrease of 0.20 percentage points compared to 3.15% in November 2024. As of December 2024, the level of loan transactions in arrears with respect to loans granted to households in the Brazilian financial system was 3.52%, a 0.14 percentage point decrease compared to 3.66% in November 2024. Arrears of loans provided to legal entities in the Brazilian financial system decreased in December 2024 compared to the prior month (from 2.31% to 2.04%).

BALANCE OF PAYMENTS

As of December 31, 2024, the current account registered a deficit of US$55.97 billion (2.55% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a deficit of approximately US$16.27 billion, (ii) the financial account registered a deficit of US$80.92 billion, and (iii) foreign direct investment amounted to US$71.07 billion (3.24% of GDP). As of February 13, 2025, international reserves totaled US$329.20 billion.

The Federal Government signed a Cooperation Plan with the Chinese government during the visit of the President of the People’s Republic of China, Xi Jinping, to Brasilia on November 20, 2024. The Plan is composed of 37 agreements, which lay the foundations for cooperation over the next 50 years in various areas, including attracting foreign investment and increasing cooperation in science, technology and innovation. In 2024, China was the largest market for Brazilian products, representing 28.0% of all exports and 24.21% of imports.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2021 through 2024 and the budgeted amounts for 2025:

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2021	2022	2023	2024	2025 Budget Bill(5)
1 – Total Revenues	2,351.6	2,579.9	2,509.1	2,736.1	2,907.8
1.1 – RFB Revenues(2)	1,456.9	1,551.5	1,535.3	1,726.9	1,884.0
1.2 – Fiscal Incentives	(0.2)	(0.1)	(0.1)	0.0	(0.0)
1.3 – Social Security Net Revenues	561.3	596.7	631.2	654.2	713.9
1.4 – Non-RFB Revenues	333.6	431.7	342.7	355.1	310.0
2 – Transfers by Sharing Revenue	430.2	509.7	481.8	528.7	558.7
3 – Total Net Revenue	1,921.4	2,070.2	2,027.2	2,207.5	2,349.0
4 – Total Expenditures	1,965.4	2,016.1	2,267.1	2,251.4	2,389.5
4.1 – Social Security Benefits	865.5	887.8	957.5	958.8	1,007.2
4.2 – Personnel and Social Charges	401.0	376.6	387.3	375.0	413.2
4.3 – Other Mandatory Expenditures	373.5	338.6	379.9	366.3	419.8
4.4 – Discretionary expenditures – Executive branch	325.4	413.1	542.4	551.3	549.3
5 – Primary Balance(3)	(44.1)	54.1	(239.9)	(44.0)	(40.4)
6 – Methodological Adjustment	(0.4)	9.2	(34.7)	(0.4)	—
7 – Statistical Discrepancy	(0.5)	0.3	(3.4)	(2.0)	—
8 – Central Government Primary Balance(4)	(45.0)	63.6	(277.9)	(46.4)	(40.4)
9 – Nominal Interest	(492.5)	(558.5)	(655.0)	(872.5)	(755.5)
10 – Central Government Nominal Balance(4)	(537.6)	(494.9)	(932.9)	(918.9)	(795.9)
Note:	Numbers may not total due to rounding
(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2025 Annual Budget Bill.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2021 through 2024 and the budgeted amounts for 2025. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Federal Government Expenditures by Function

(in millions of Reais)

	2021	2022	2023	2024	2025 Budget(1)
Legislative	6,428.5	6,633.8	7,365.9	8,179.0	11,757.2
Judiciary	31,549.4	34,872.3	37,498.9	42,933.2	50,139.8
Essential to Justice	6,663.2	7,091.9	7,997.3	8,608.0	10,425.2
Administration and Planning	22,503.6	23,632.6	24,683.6	24,607.9	33,928.6
National Defense	78,191.7	81,277.2	82,384.2	87,214.8	96,151.8
Public Security	9,613.5	10,981.9	12,396.6	16,048.9	16,735.4
Foreign Affairs	3,652.3	3,725.9	3,735.1	4,617.6	4,741.5
Social Assistance	161,127.0	196,869.6	265,421.4	283,135.5	285,838.7
Social Security	804,532.0	894,750.2	973,468.9	1,046,816.0	1,078,249.8
Health	161,392.8	136,174.1	160,708.5	194,760.7	209,920.2
Labor	65,833.2	92,364.2	95,331.6	108,934.1	120,714.4
Education	90,093.9	104,466.7	125,343.3	132,550.5	177,484.7
Culture	584.9	591.4	2,287.3	2,017.3	2,623.9
Citizenship Rights	597.6	662.3	792.2	1,231.3	2,818.9
Urban Planning	1,123.5	1,407.0	1,194.4	1,686.2	2,806.3
Housing	2.1	2.6	0.0	13.5	820.1
Sanitation	445.5	316.9	150.0	249.6	1,917.2
Environmental Management	2,894.1	2,851.6	3,826.5	14,151.9	26,562.8
Science and Technology	4,728.7	8,111.6	12,482.2	14,758.9	25,262.1
Agriculture	16,036.7	21,496.4	21,063.5	20,355.5	31,642.3
Agricultural Organization	983.3	1,403.2	2,493.7	2,612.5	4,168.3
Industry	1,471.1	1,560.2	1,838.3	1,928.4	2,416.9
Commerce and Services	1,683.3	1,574.5	2,084.6	3,030.0	4,675.9
Communications	1,961.2	3,023.8	2,371.2	2,266.4	3,342.8
Energy	1,568.1	1,241.1	1,019.4	988.8	1,256.3
Transportation	6,432.2	7,625.9	12,739.4	14,897.7	18,164.2
Sports and Leisure	213.9	293.0	350.7	267.7	435.0
Special Charges(2)	1,009,336.7	1,030,754.8	1,091,106.2	1,397,525.9	3,344,405.4
Contingency Reserve(3)	—	—	—	—	130,484.9
Subtotal	2,491,644.2	2,675,756.7	2,952,134.8	3,436,387.6	5,699,890.6
Refinancing Charges	1,399,617.9	1,425,069.6	1,106,064.7	1,273,811.6	—
Total	3,891,262.1	4,100,826.2	4,419,497.6	4,710,199.2	5,699,890.6
Note:	Numbers may not total due to rounding
(1)	Estimates in 2025 Annual Budget Bill.

(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2025 Budgetary Guidelines

The 2025 Budgetary Guidelines Bill was sent to the National Congress on April 15, 2024. The bill forecasted a R$29.07 billion deficit (0.23% of GDP) for the central government in 2025, a R$14.37 billion deficit (0.11% of GDP) in 2026, a R$70.66 billion surplus (0.50% of GDP) in 2027, and a R$150.68 billion surplus (1.00% of GDP) in 2028. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$39.85 billion in 2025 and R$47.46 billion in 2026. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$10.78 billion (0.09% of GDP) in 2025 and a R$33.09 billion surplus (0.25% of GDP) in 2026.

The table below sets forth the assumptions that were considered under the 2025 Budgetary Guidelines Bill, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 3

Principal 2025 Budget Assumptions

	As of December 31, 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,388.00
Real GDP Growth		2.80%
Inflation
Domestic Inflation (IPCA)		3.10%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

On December 31, 2024, President Lula signed the 2025 Budgetary Guidelines Bill into law.

2025 Annual Budget

On August 30, 2024, the Federal Government sent the 2025 Annual Budget Bill to the National Congress for consideration. As of February 14, 2025, the 2025 Annual Budget Bill had not yet been voted on by the National Congress. Since the bill was not approved in December 2024, the Executive Branch is authorized to fund only essential or mandatory expenses until the 2025 Annual Budget Bill is approved.

Fiscal Balance

In December 2024, the consolidated public sector registered a primary surplus of R$15.7 billion, compared to a deficit of R$129.6 billion in December 2023. For the 12-month period ended December 31, 2024, the accumulated fiscal balance registered a deficit of R$47.6 billion (0.40% of GDP), compared to a deficit of R$249.1 billion (2.28% of GDP) in the 12-month period ended December 31, 2023.

In December 2024, the Brazilian Social Security System registered a surplus of R$10.4 billion. For the 12-month period ended December 31, 2024, the deficit of the Brazilian Social Security System totaled R$304.6 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended December 31, 2024 reached R$297.4 billion.

Golden Rule

Based on the 2025 Budgetary Guidelines Bill, a shortfall under the Golden Rule is expected for 2025, in the aggregate amount of R$245.03 billion.

As of January 31, 2025, the budget execution was above the Golden Rule margin, in the amount of R$53.73 billion.

See “Public Debt—Golden Rule” in Exhibit D to the 2023 Annual Report for more information about the Golden Rule.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of December 31, 2024, Public Sector Net Debt was R$7,220.74 billion (61.1% of GDP) compared to R$6,612.83 billion (60.4% of GDP) as of December 31, 2023.

General Government Gross Debt

As of December 31, 2024, General Government Gross Debt was R$8,984.24 billion (76.1% of GDP) compared to R$8,079.27 billion (73.8% of GDP) as of December 31, 2023.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of the dates referenced below:

Table No. 4

Federal Public Debt Profile

	As of December 31, 2024			As of November 30, 2024			As of December 31, 2023
			%			%			%
Federal Public Debt (R$ billons)	R$	7,316.1	100.0%	R$	7,204.1	100.0%	R$	6,520.3	100.0%
Domestic	R$	6,966.9	95.2%	R$	6,863.3	95.3%	R$	6,268.9	96.1%
Fixed-rate	R$	1,603.7	21.9%	R$	1,589.8	22.1%	R$	1,721.2	26.4%
Inflation-linked	R$	1,972.4	27.0%	R$	1,946.0	27.0%	R$	1,940.5	29.8%
Selic rate	R$	3,386.4	46.3%	R$	3,323.4	46.1%	R$	2,586.0	39.7%
FX	R$	4.3	0.1%	R$	4.2	0.1%	R$	21.1	0.3%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External	R$	349.2	4.8%	R$	340.8	4.7%	R$	251.5	3.9%
Maturity Profile
Average Maturity (years)		4.0			4.1			4.0
Maturing in 12 months (R$ in billions)	R$	1,307.7		R$	1,290.0		R$	1,313.4
Maturing in 12 months (%)		17.9%			17.9%			20.1%

Source: National Treasury.

Public Debt Management

In managing the Federal Public Debt, the National Treasury seeks to meet the Public Sector Borrowing Requirements at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, it has published an Annual Borrowing Plan, including guidelines for managing Federal Public Debt, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The 2025 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focuses on the replacement of floating-rate securities with fixed-rate and inflation-linked securities.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2025 Annual Borrowing Plan:

Table No. 5

Federal Public Debt Results and 2025 Annual Borrowing Plan

	As of December 31, 2023	As of December 31, 2024	Reference Limits for 2025
			Minimum	Maximum
Stock of FPD (in R$ billions)
FPD	6,520.3	7,316.1	8,100.0	8,500.0
Composition—%
Fixed Rate	26.5%	22.0%	19.0%	23.0%
Inflation Linked	29.8%	27.0%	24.0%	28.0%
Floating Rate	39.7%	46.3%	48.0%	52.0%
Exchange Rate	4.1%	4.8%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	4.0	4.0	3.8	4.2
% Maturing in 12 months	20.1%	17.9%	16.0%	20.0%

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of December 31, 2024, the Federal Government had paid a total of R$75.44 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$40.46 billion), (ii) the State of Minas Gerais (R$19.44 billion), (iii) the State of Goiás (R$5.77 billion), (iv) the State of Rio Grande do Sul (R$3.80 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion). The Federal Government is currently prevented by the STF from recovering on any guarantees granted to states that are under the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section of the 2023 Annual Report). As of December 31, 2024, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and by judicial decision, Minas Gerais.

External Public Debt

On November 8, 2024, the Federal Government published the first Allocation and Impact Report pursuant to its Sovereign Sustainable Bond Framework. According to the Sovereign Sustainable Bond Framework, the allocation and impact reports will be published annually until the full allocation of the net proceeds of the sustainable bonds or their maturity, with the first publication within one year after the issuance and then subsequently every 12 months.

Rating Agencies

On October 1, 2024, the rating agency Moody’s changed Brazil’s sovereign long-term debt from Ba2 with a positive outlook to Ba1 with a positive outlook.